1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
September 2, 2021	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK“[***].”

VIA EDGAR AND ACCELLION /

KITEWORKS SECURE FILE

TRANSFER SYSTEM

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Lisa Etheredge, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	EngageSmart, LLC
Registration Statement on Form S-1
Filed August 27, 2021
File No. 333-259101

Ladies and Gentleman:

On behalf of EngageSmart, LLC (the “Company”), we submit this letter to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company filed the above-referenced Registration Statement (the “Registration Statement”) with the Commission on August 27, 2021. The purpose of this letter is to provide an update to the Company’s response to a comment from the Staff received by letter dated July 28, 2021 related to the Registration Statement. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

September 2, 2021

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Comment 17 (July 28, 2021): Please provide us with a breakdown of all stock-based compensation awards granted to date during 2021 including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

ESTIMATED IPO PRICE RANGE

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The share numbers and stock prices set forth in this letter, including the Preliminary IPO Price Range and Preliminary Assumed IPO Price, do not reflect the forward stock split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement.1

The Company further advises the Staff that a final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range (the “Bona Fide Price Range”) will be included in a pre-effective amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show, which it anticipates could commence as soon as [***], 2021. The parameters of the Bona Fide Price Range will be subject to then-current market conditions, as well as further business and market developments affecting the Company. In any event, the spread within the Bona Fide Price Range will be no more than 20% (based on the high end of the Bona Fide Price Range).

ANALYSIS OF STOCK OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the past year, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the date of option grant, and the estimated fair value of options per share used to determine stock-based compensation expense for financial reporting purposes.

[1]	The Company intends to effect a forward stock split of [***]-for-one shares of common stock prior to the Commission’s declaration of effectiveness of the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 2

September 2, 2021

Grant Date	Type of Vesting[2]	Number of Shares Underlying Stock Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Common Stock per Share on Date of Option Grant – ASC 718 Financial Reporting Purposes	Weighted Average Per Share Estimated Fair Value of Options
February 2, 2021	Service-based	289,400	$17.00	$13.58	$3.91
February 2, 2021	Performance-based	289,400	$17.00	$13.58	$3.91
February 16, 2021	Service-based	45,000	$17.00	$13.58	$4.02
February 16, 2021	Performance-based	45,000	$17.00	$13.58	$4.02
March 31, 2021	Service-based	20,750	$17.00	$13.58	$4.37
March 31, 2021	Performance-based	20,750	$17.00	$13.58	$4.37
April 27, 2021	Service-based	26,250	$25.00	$23.46	$6.75
April 27, 2021	Performance-based	26,250	$25.00	$23.46	$8.65
May 10, 2021	Service-based	3,250	$25.00	$23.46	$6.75
May 10, 2021	Performance-based	3,250	$25.00	$23.46	$8.66
July 1, 2021	Service-based	139,725	$52.00	$51.03	$15.43
July 1, 2021	Performance-based	58,375	$52.00	$51.03	$19.18
August 3, 2021	Service-based	11,220	$56.00	$55.42	$16.55
August 3, 2021	Performance-based	6,500	$56.00	$55.42	$20.39
August 12, 2021	Service-based	9,350	$56.00	$55.42	$16.83
August 12, 2021	Performance-based	7,500	$56.00	$55.42	$20.65

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Share-based compensation”. As disclosed, the Company’s board of directors has estimated the fair value of the Company’s common stock at various grant dates, with input from management, considering the Company’s most recently available third-party valuations of the common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•	the Company’s maturity, stage of development and business strategy;

•	trends and developments in the Company’s industry;

•	the Company’s financial position, including cash on hand;

•	the Company’s historical and forecasted performance and operating results;

[2]

The Company notes that the performance condition for performance-based vesting is not yet probable to occur and, therefore, no stock-based compensation expense has been recognized related to these awards to date.

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 3

September 2, 2021

•	the hiring of key personnel and the experience of management;

•	the lack of an active public market for the Company’s common stock;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of the Company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the Company’s industry.

Common Stock Valuation Methodologies

The Company’s determination of the fair value of common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s common stock valuations were performed using option-pricing method (“OPM”) or a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM, which the Company refers to as the hybrid method. Each of the methods is described as follows:

•

OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•

PWERM. Under the PWERM methodology, the fair value of common stock is estimated based upon an analysis of future values for the Company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•

Hybrid method. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method used by the Company, two types of future-event scenarios were considered: an IPO scenario and a sale scenario. The enterprise value for the IPO scenario was determined using a market approach identified

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 4

September 2, 2021

in a number of recent IPO transactions in the Company’s industry. The Company utilized the Guideline Public Company Analysis and the Discounted Cash Flow Analysis to determine the Company’s enterprise value through its analysis of guideline public company valuation metrics to provide a range of multiples to apply to the Company’s financial results and the Company’s future earnings potential. The common stock value was based on the probability-weighted present value of expected future investment returns considering each of the potential possible outcomes available as well as the rights of each class of stock. The Company then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

Grant Date Fair Value Determinations

December 31, 2020 409A Valuation. The Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2020, and, based on its consideration of this valuation and the objective and subjective factors described above, the board of directors determined that the fair value of the Company’s common stock was $13.58 per share as of December 31, 2020 (the “December 2020 Valuation”).

The independent third-party valuation utilized the OPM to establish the fair value of the Company’s common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined exercise price. In the third-party valuation, the OPM used the Black-Scholes model to price the call option. The OPM analysis considered the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations—upon liquidation of the enterprise.

One of the critical inputs into the OPM is the total equity value for the enterprise. The Company determined it was appropriate to use both the following methods to determine fair value of its aggregate equity as follows:

(i)	Discounted Cash Flow Method (80% weighting): the value of the business is estimated on the basis of forecasted cash flows, discounted to present value using an appropriate risk-adjusted discount rate.

(ii)

Guideline Public Company Method (20% weighting): the value of the business is estimated through the application of multiples observed for public companies engaged in businesses and/or industries that are considered comparable to the Company.

As the Company has continued to grow via organic growth and recent acquisitions, it was determined to be reasonable to also rely on the market approach for an indication of value. In addition to the Company’s expected revenue growth of [***]% in 2021, there was a considerable amount of near-term forecast risk to be considered, and therefore the low end of the range from the market approach was relied upon when weighting the market based and income-based methodologies.

Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $873.1 million. Through employment of the OPM framework, the fair value of the common stock was estimated at $13.58 per share, which included a DLOM of 20%.

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 5

September 2, 2021

April 15, 2021 409A Valuation. The Company obtained an independent third-party valuation of the Company’s common stock as of April 15, 2021 and, based on its consideration of this valuation and the objective and subjective factors described above, the board of directors determined that the fair value of the Company’s common stock was $23.46 per share as of April 15, 2021 (the “April 2021 Valuation”).

The independent third-party valuation utilized the hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined exercise price. In the third-party valuation, the OPM used the Black-Scholes model to price the call option. The OPM analysis considered the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations—upon liquidation of the enterprise.

One of the critical inputs into the OPM is the total equity value for the enterprise. The Company determined it was appropriate to use both the following methods to determine fair value of its aggregate equity as follows:

(i)	Discounted Cash Flow Method (80% weighting): the value of the business is estimated on the basis of forecasted cash flows, discounted to present value using an appropriate risk-adjusted discount rate.

(ii)

Guideline Public Company Method (20% weighting): the value of the business is estimated through the application of multiples observed for public companies engaged in businesses and/or industries that are considered comparable to the Company.

As the Company has continued to grow via organic growth and recent acquisitions, it was determined to continue to be reasonable to also rely on the market approach for an indication of value. In addition to the Company’s expected revenue growth of [***]% in 2021, there was a considerable amount of near-term forecast risk to be considered, and therefore the low end of the range from the market approach was relied upon when weighting the market based and income-based methodologies.

As management had indicated that the Company may pursue an IPO as soon as [***] 2021 and had begun interviewing investment bankers at the time of the April 2021 Valuation, it was determined that the PWERM analysis should also be included in determining the fair value of the Company’s common stock to include explicit IPO scenarios that were probability-weighted based on their expected likelihoods of occurring using the probability-weighted expected return method.

Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $1,098.8 million. Through employment of the hybrid method, the fair value of the common stock was estimated at $23.46 per share, which included a DLOM of 14.3%. The OPM was weighted 80% with a 20% DLOM while the PWERM was weighted 20% with a 5% DLOM.

June 30, 2021 409A Valuation. The Company obtained an independent third-party valuation of the Company’s common stock as of June 30, 2021, and, based on its consideration of this valuation and the objective and subjective factors described above, the board of directors determined that the fair value of the Company’s common stock was $51.03 per share as of June 30, 2021 (the “June 2021 Valuation”).

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 6

September 2, 2021

The independent third-party valuation utilized the hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined exercise price. In the third-party valuation, the OPM used the Black-Scholes model to price the call option. The OPM analysis considered the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations—upon liquidation of the enterprise.

One of the critical inputs into the OPM is the total equity value for the enterprise. The Company determined it was appropriate to use both the following methods to determine fair value of its aggregate equity as follows:

(i)	Discounted Cash Flow Method (50% weighting): the value of the business is estimated on the basis of forecasted cash flows, discounted to present value using an appropriate risk-adjusted discount rate.

(ii)

Guideline Public Company Method (50% weighting): the value of the business is estimated through the application of multiples observed for public companies engaged in businesses and/or industries that are considered comparable to the Company.

As the Company has continued to grow via organic growth and recent acquisitions, it was determined to continue to be reasonable to also rely on the market approach for an indication of value.

As management formally hired investment banks and held its organizational meeting commencing the IPO process and submitted confidentially its initial draft registration statement with the Commission at the time of the June 2021 Valuation, it was determined that the PWERM analysis should also be included in determining the fair value of the Company’s common stock to include explicit IPO scenarios that were probability-weighted based on their expected likelihoods of occurring using the probability-weighted expected return method.

Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $1,772.2 million. Through employment of the hybrid method, the fair value of the common stock was estimated at $51.03 per share, which included a DLOM of 4.6%. The OPM was weighted 45% with a 10% DLOM while the PWERM was weighted 55% with a 2.5% DLOM.

July 31, 2021 409A Valuation. The Company obtained an independent third-party valuation of the Company’s common stock as of July 31, 2021, and, based on its consideration of this valuation and the objective and subjective factors described above, the board of directors determined that the fair value of the Company’s common stock was $55.42 per share as of July 31, 2021 (the “July 2021 Valuation”).

The independent third-party valuation utilized the hybrid method of the OPM and PWERM to establish the fair value of the Company’s common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying equity value at a predetermined exercise price. In the third-party valuation, the OPM used the Black-Scholes model to price the call option. The OPM analysis considered the various terms of the stockholder agreements—including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations—upon liquidation of the enterprise.

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 7

September 2, 2021

One of the critical inputs into the OPM is the total equity value for the enterprise. The Company determined it was appropriate to use both the following methods to determine fair value of its aggregate equity as follows:

(iii)	Discounted Cash Flow Method (50% weighting): the value of the business is estimated on the basis of forecasted cash flows, discounted to present value using an appropriate risk-adjusted discount rate.

(iv)

Guideline Public Company Method (50% weighting): the value of the business is estimated through the application of multiples observed for public companies engaged in businesses and/or industries that are considered comparable to the Company.

As the Company has continued to grow via organic growth and recent acquisitions, it was determined to be reasonable to also rely on the market approach for an indication of value.

As the Company is in the middle of its IPO process at the time of the July 2021 Valuation, it was determined that the PWERM analysis should also be included in determining the fair value of the Company’s common stock to include explicit IPO scenarios that were probability-weighted based on their expected likelihoods of occurring using the probability-weighted expected return method.

Upon application of the aforementioned methodologies, the aggregate equity value of the Company was determined to be $1,799.6 million. Through employment of the hybrid method, the fair value of the common stock was estimated at $55.42 per share, which included a DLOM of 4.0%. The OPM was weighted 35% with a 10% DLOM while the PWERM was weighted 65% with a 2.5% DLOM.

February 2021 and March 2021 Option Grants. The Company’s board of directors determined that the fair value of its common stock for ASC 718 purposes was $13.58 per share as of February 2, 2021, February 16, 2021 and March 31, 2021, based on input from management, the objective and subjective criteria discussed above and the results of the December 2020 Valuation. The Company considered, but was not aware of any, internal or external factors that would have materially impacted the valuation of its common stock between the December 2020 Valuation and the grant dates of February 2, 2021, February 16, 2021 and March 31, 2021.

April 2021 and May 2021 Option Grants. The Company’s board of directors determined that the fair value of its common stock for ASC 718 purposes was $23.46 as of April 27, 2021 and May 10, 2021 based on input from management, the objective and subjective criteria discussed above and the results of the April 2021 Valuation.

July 2021 Option Grants. The Company’s board of directors determined that the fair value of its common stock for ASC 718 purposes was $51.03 per share as of July 1, 2021, based on input from management, the objective and subjective criteria discussed above and the results of the June 2021 Valuation.

August 2021 Option Grants. The Company’s board of directors determined that the fair value of its common stock for ASC 718 purposes was $55.42 per share as of August 3, 2021 and August 12, 2021, based on input from management, the objective and subjective criteria discussed above and the results of the July 2021 Valuation.

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 8

September 2, 2021

COMPARISON OF JULY 31, 2021 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined during discussions between the Company and the Underwriters.

Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the vertical software and payments industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a SaaS company like the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common stock as of July 31, 2021 of $55.42 per share and the Preliminary Assumed IPO Price of approximately $[***] per share is the result of these factors and the following factors and positive developments with respect to its business that occurred subsequent to July 31, 2021:

•

The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the probability weighted expected return method, which would have resulted in a lower value of its common stock than an IPO.

•

The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock as of July 31, 2021.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and fund other strategic transactions.

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 9

September 2, 2021

•

Updated market conditions used in the determination of the Preliminary IPO Price Range after discussions with the Underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

Between the time of the July 2021 Valuation and the date of the IPO, the Company will have appointed additional board members, all of whom are independent, further establishing the Company’s leadership team.

•

Based on the Company’s recent financial performance and current market sentiment, the Company expects there will be significant investor interest in the IPO. The capital markets continue to reward high growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for on-line solutions.

Moreover, the Company notes that there is only an [***]% difference between the July 2021 Valuation (which factors in a DLOM) and the bottom of the Preliminary IPO Price Range (which does not factor in a DLOM). In conclusion, the Company respectfully submits that the difference between the latest valuation as of July 31, 2021 and the Preliminary Assumed IPO Price is reasonable.

* * *

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Charles Kallenbach, telephone (484) 354-6990, before it permits any disclosure of the underlined and highlighted information contained in this letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1894 or Stelios G. Saffos at (212) 906-4520 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman
Ian D. Schuman of LATHAM & WATKINS LLP

Enclosures

cc:	Robert P. Bennett, EngageSmart, LLC

Cassandra Hudson, EngageSmart, LLC

Charles Kallenbach, EngageSmart, LLC

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED

BY ENGAGESMART, LLC - 10